UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update:

■ Form C/A: Amendment to Offering Statement:

■ Check box if Amendment is material and investors must reconfirm within five business days

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

1. **Name of issuer:** Bricolage Dynamics, Inc.

2. **Form:** C corporation

3. **Jurisdiction of Incorporation/Organization:** Delaware

4. **Date of formation and conversion:** September 27, 2019, and July 26, 2021

5. **Physical address of issuer:** 120 Rockbridge Ct., Liberty, SC 29657

6. **Website of issuer:** https://www.bricdynamics.com/

7. **Is there a co-issuer?** Yes

8. **Name of co-issuer:** Bricolage Dynamics RegCF SPV 2021, LLC

9. **Form:** LLC

10. **Jurisdiction of Incorporation/Organization:** Delaware

11. **Date of organization:** October 14, 2021

12. **Physical address:** 120 Rockbridge Ct., Liberty, SC 29657

13. **Website:** https://www.bricdynamics.com/

14. **Name of intermediary facilitating the offering:** Vicinity, LLC

15. **CIK number of intermediary:** 0001798542

16. **SEC file number of intermediary:** 7-223

17. **CRD number, if applicable, of intermediary:** 307772

18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of**

referral and any other fees associated with the offering: Commission equaling 8% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:** No

20. **Type of security offered:** Revenue-based Equity
21. **Target number of securities to be offered:** 268,049
22. **Price (or method for determining price):** $0.2798
23. **Target offering amount:** $75,000

24. **Oversubscriptions accepted:** ■ Yes ☐ No
25. **If yes, disclose how oversubscriptions will be allocated:** ☐ Pro-rata basis

■ First-come, first-served basis ☐ Other - provide a description: TBD by issuer

26. **Maximum offering amount:** $250,000
27. **Deadline to reach the target offering amount:** December 19, 2021
28. **Current number of employees with issuer and co-issuer:** 1
29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	40,778.57	8,485.96
Cash & Cash Equivalents:	12,987.93	1,198.20
Accounts Receivable:	0	0
Short-term Debt:	2,827.53	6,573.87
Long-term Debt:	0	0
Revenues/Sales:	15,318.37	1,113.20
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	3,954.15	(187.91)

Co-Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	0	0
Cash & Cash Equivalents:	0	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	0	0

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:** All US states and territories.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$8.00	$92.00
Aggregate Minimum Offering Amount	$75,000.00	$6,000.00	$69,000.00
Aggregate Maximum Offering Amount	$250,000.00	$20,000.00	$230,000.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

The Offering

Minimum amount of securities being offered	268,049
Maximum amount of securities being offered	893,495
Purchase price per Security	$0.2798
Minimum investment amount per investor	$100.00
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for equipment and operations. Further details within.
Voting Rights	Described below.

Investors in this offering have the option of (1) investing directly in Bricolage Dynamics, Inc. (the Issuer which is a C Corp) for Preferred Stock which is determined by an investment amount of $25,000 or greater or (2) investing in Bricolage Dynamics RegCF SPV 2021, LLC (the Co-Issuer which is an LLC) which is determined by an investment amount between $100 and $24,999.

Current outstanding shares of the Company are Common Stock, 88.1% of which is held by Zebulon Parsons.

Terms of the Common Stock and Preferred Stock are described in part herein, with the complete details being included in the investor agreement documentation:

COMMON STOCK

General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock.

Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

PREFERRED STOCK

Payments to Holders. In any liquidation or dissolution event, holders of preferred stock must be paid out of the available funds and assets the greater of: (1) the original issue price plus any declared but unpaid dividends, or (2) the amount per share that would have been payable if the shares had been converted into Common Stock. This would happen before payment to holders or Common Stock.

Voting. Purchasers of preferred stock through this Regulation Crowdfunding offering appoint as the proxy and grant a power of attorney to the company board of directors.

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the certificate of incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of the certificate of incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

<u>Right to Convert</u>.

<u>Conversion Ratio</u>. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial

Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in the certificate of incorporation.

Termination of Conversion Rights. in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the certificate of incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described as the same may be adjusted from time to time and (ii) such shares may not be reissued by the Corporation.

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

Terms of the investments in the Co-Issuer, BRICOLAGE DYNAMICS REGCF SPV 2021, LLC as listed in the LLC Agreement are described in part herein, with the complete details being included in the subscription agreement documentation:

NAME AND ADMISSION OF MEMBERS; NO WITHDRAWAL

Name and Address. The name, address, Investment Commitment Amount, the Capital Contributions and the number of Units of each Member shall be set forth on the Schedule of Members. The Manager shall modify the Schedule of Members from time to time to reflect the issuance of Units related thereto, the contribution of additional Capital Contributions to the Company by a Member, the admission of any new Member, the withdrawal or substitution of any Member, the transfer of Units among Members, receipt by the Company of notice of any change of address of a Member or the change in the number of Units owned by any Member. The Schedule of Members shall be kept on file at the principal office of the Company.

Admission of Additional Members. An additional person or entity may be admitted as a Member, or an existing Member may be issued additional Units, only with the express written consent of the Manager and in accordance with all other applicable terms of this Agreement. Any additional person admitted as a Member subsequent to the date of the initial closing of the Company shall execute and deliver to the Company a counterpart of this Agreement or otherwise take such actions as the Manager shall deem appropriate in order for such additional Member to become bound by the terms of this Agreement.

Withdrawal of a Member. No Member may withdraw or resign as a Member.

Units. Each Member's interest in the Company shall be represented by Units of membership interest which shall be issued in respect of Capital Contributions made in respect of Investment Commitment Amounts. The price per Unit shall be $0.2798. Fractional Units will not be issued.

ROLE OF MEMBERS

Rights or Powers. Except as otherwise expressly provided for in this Agreement or the Act, the Members in such capacity shall not have any right or power to take part in the management or control of the Company or its business and affairs or to act for or bind the Company in any way. No matter may be submitted to the Members for approval without the prior approval of the Manager.

Nature of Rights and Obligations. Except as otherwise expressly provided herein, nothing contained in this Agreement shall be deemed to constitute a Member an agent or legal representative of the other Members. A Member shall not have any authority to act for, or to assume any obligation or responsibility on behalf of, any other Member or the Company.

Outside Activities. Each Member and each Affiliate of such Member shall be entitled to and may have other business interests and may engage in other business activities in addition to those relating to the Company, and may engage in the ownership, operation and management of businesses and activities for its own account and for the account of others, without having or incurring an obligation to offer any interest in such properties, businesses or activities to the Company or any other Member, and no other provision of this Agreement shall be deemed to prohibit any such person from conducting such other businesses or activities, including other investments in the Portfolio Company.

DISSOLUTION AND LIQUIDATION OF THE COMPANY

Limitation. The Company may be dissolved, liquidated and terminated only pursuant to the provisions of this Article 11, and except as otherwise expressly provided for in this Agreement, the parties hereto do hereby irrevocably waive any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company's assets.

Termination of the Company.

> **(a)** The Company shall dissolve, and the affairs of the Company shall be wound up, upon the earliest to occur of the following events:

> > **(i)** upon the affirmative vote or written election of those Members holding at least 60% of the Units; or

> > **(ii)** upon the entry of a decree of judicial dissolution pursuant to the Act.

(b)   The Manager shall manage the liquidation of the Company in its discretion; *provided, however,* that in the event that the Company is dissolved pursuant to Section 11.2(a)(i), the Members holding majority of the Units shall elect one or more liquidators to manage the liquidation of the Company in the manner described in Sections 0 and 0. No Member may sell all or any portion of its Units after the occurrence of any of the events described in Section 11.2(a).

Winding Up Procedures.

(c)   Promptly upon dissolution of the Company (unless the Company is continued in accordance with this Agreement or the provisions of the Act), the affairs of the Company shall be wound up and the Company liquidated. The closing Capital Accounts of all the Members shall be computed as of the date of dissolution as if the date of dissolution were the last day of an Accounting Period in accordance with Article 5, and then adjusted in the following manner:

(i)   All assets and liabilities of the Company shall be valued as of the date of dissolution.

(ii)   The Company's assets as of the date of dissolution shall be deemed to have been sold at their fair market values (determined in accordance with the provisions of Section **Error! Reference source not found.**) and the resulting profit or loss shall be allocated to the Members' Capital Accounts in accordance with the provisions of Article 5.

(iii)   Profits and losses during the period of winding up and liquidation shall be allocated among the Members in accordance with Article 5.

(d)   Distributions during the winding up period may be made in cash or in kind or partly in cash and partly in kind. The Manager or the liquidator shall use its best judgment as to the most advantageous time for the Company to sell Securities or to make distributions in kind. All cash and each Security distributed in kind after the date of dissolution of the Company shall be distributed to the Members in accordance with Section 11.4 unless such distribution would result in a violation of a law or regulation applicable to a Member, in which event, upon receipt by the Manager of notice to such effect, such Member may designate a different entity to receive the distribution, or designate, subject to the approval of the Manager, an alternative distribution procedure (*provided* such alternative distribution procedure does not prejudice any of the other Members). Each Security so distributed shall be subject to reasonable conditions and restrictions necessary or advisable, as determined in the reasonable discretion of the Manager or the liquidator, in order to preserve the value of such Security or for legal reasons.

Payments in Liquidation. The assets of the Company shall be distributed in final liquidation of the Company in the following order:

(e)   to the creditors of the Company, other than Members, in the order of priority established by law, either by payment or by establishment of reserves;

(f)   to the Members, in repayment of any loans made to, or other debts owed by, the Company to such Members; and

(g)   the balance, if any, to the Members in accordance with Section 7.4.

--------END OF TERMS DESCRIPTION--------

Conversion of Company

The company began operations as Bricolage Dynamics, LLP, a South Carolina Limited Liability Partnership dated 9/27/2019. All assets of the company were transferred to Bricolage Dynamics, LLC, which then merged with Bricolage Dynamics, Inc., a Delaware Corporation.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Assignment and Transfer Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Other Matters

Financials Presentation

In reliance on Rule 201bb, the Issuer has provided financial statements that are certified by the principal executive officer, Zebulon Parsons, instead of financial statements reviewed by a public accountant that is independent of the issuer.

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the securities investors will become holders of minority ownership in the issuer. They will have the rights of minority investors afforded by general corporate law of the state in which the issuer has been formed. With any minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Corporate Actions of the Issuer

Because securities are governed by the established securities agreement and the terms of the securities themselves, the issuer cannot unilaterally take subsequent corporate actions to change material terms of the securities. In addition, because the holders of securities' rights are limited to those described in the securities agreement, they will have no ability to influence the policies or any other corporate matter of the issuer, including the election of directors, changes to the issuer's governance documents, additional issuance of securities, the issuer's repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Certain tax considerations

The issuer intends to treat the securities as common share stock instruments for U.S. federal income tax purposes. The issuer's good-faith determination that the securities should be considered common share stock instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the securities based on their particular circumstances.

Holders of the majority of the voting rights of the issuer may be able to take actions for which investors disagree as a result of their voting control of the equity securities of the company.

The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Neither the issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Zebulon Parsons	88.1%

Zebulon holds 1,880,000 of the outstanding shares of common stock of Bricolage Dynamics, Inc.

Directors – Bricolage Dynamics, Inc.

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: Zebulon Parsons
Position: Founder and President
Dates: March 2017 to current
Full-time or Part-Time: Full-time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Growth and Operations Manager, July 2017 - July 2018
C2 Communications Australia - Melbourne, Australia

• Creating Key Performance Indicators to assist management in more easily monitoring company wide performance.
• Creating and developing a companywide database to record business activities in order to minimize business expense, concurrently optimizing company growth.
• Reviewing and analyzing telecommunication installations and support activities to streamline processes.
• Collaborating with the General Manager to develop and manage projects promoting business development and growth.

Supply Chain Officer (Contract), February 2017 - July 2017
Jamestrong Packaging - Melbourne, Australia

• Analyzing and recommending S&OP improvement strategies.
• Ensuring production plans are prepared by the various company plant sites to facilitate on time delivery to customers, procurement of materials, manufacturing efficiency and lowest inventory.
• Ensuring timely supplies, manufacturing output, inventory control, warehousing and shipment to meet sales forecast.

Logistics Coordinator, September 2015 - January 2017
Hubner Manufacturing Corporation - Charleston, South Carolina

Education
BA in International Business and German Language, Clemson University
MSc Supply Chain Management, UCD Michael Smurfit Graduate Business School (Dublin, Ireland)

Name: Adam Sweeney

Position: Director
Dates: October 2021 to current
Full-time or Part-Time: Part-time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

VP of Software Engineering, September 2007 - Current
Arista Networks - 5453 Great America Parkway, Santa Clara, CA

• Lead a team of 1,000+ in building products for the company

Education
Computer Science degree, Stanford University

Director – Co-Issuer, Bricolage Dynamics RegCF SPV 2021, LLC

The Manager of the Co-Issuer, Bricolage Dynamics RegCF SPV 2021, LLC, is also Zebulon Parsons.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Zebulon Parsons
Position: CEO
Dates: to current
Full-time or Part-Time: Part-time

Details regarding Zebulon listed in section above.

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Shares
Amount outstanding	2,134,042
Voting Rights	All
Anti-Dilution Rights	None

How this Security may limit, dilute or qualify the shares issued pursuant to Regulation CF	The rights of the shares cannot be changed except by approval of the company and majority in interest of securities holders.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	none

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption Used or Public Offering
None		$			

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:
1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
None			$

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	8.00%	$6,000	8.00%	$20,000
Collection truck and building costs	78.67%	$59,000	23.60%	$59,000
Machinery	.00%	$0	28.00%	$70,000
Ops/personnel	.00%	$0	22.40%	$56,000
Marketing	.00%	$0	8.00%	$20,000
Misc./Contingency	13.33%	$10,000	10.00%	$25,000
Total	100.00%	$75,000	100.00%	$250,000

Business Plan Description

Bricolage Dynamics collects household glass in the city of Greenville and recycles it into an environmentally friendly sand material. We're doing this to change the way we treat our waste and turn local community action into positive environmental impact. Bricolage uses a vertically integrated supply chain system to run an "end-to-end" recycling program. The system starts with providing a household waste collection service, then turns the glass otherwise bound for landfill, into high-quality, sustainable sand. From there, the sand is sold for re-use in the local construction, landscaping and business industries.

Collections of glass are made bi-weekly at a cost of $13.00 per household per month. New customers sign up to the Household Pickup Service and become a subscriber. Bricolage provides the customer with a bag to separate glass waste into, then the customer selects their pickup date. Bricolage collects the sand bi-weekly and transports it to our processing facility where we crush and sift it into reusable sand. Our sand is sold by the bag or ton, with prices varying based on the quantity and quality or fineness of the sand purchased.

FINANCIAL INFORMATION

Operations

The material portion of the issuer's operations occurred in 2020. Revenues were $15,318 in 2020 with no associated costs of goods as the owner was responsible for all direct costs in that year.

Expenses of the issuer to in 2020 included truck, supplies, and maintenance ($4,025); interest and bank fees ($2,435); advertising ($1,276); and office supplies and software ($1,421).

Historical performance of the issuer has included serving approximately 80 customers with a waitlist of over 300 more. Historic performance is not representative of expected future performance.

The un-audited financials display balance sheet activities for the years of 2020 and Q4 2019, including cash in the account at the end of 2020 in the amount of $12,987.93 and $1,198.20 at the end of 2019.

Upcoming milestones of the Company include:
- Deploy $70,000 of the capital raised to get equipment on order that currently has a 3-4 month lead time.
- Begin onboarding the waitlisted customers to achieve approximately 300 subscription customers by end of 2021.
- Deploy additional capital to purchase additional equipment, hire necessary staff, and market the business services during Q4 2021/Q1 2022 to increase subscription customers to 1,000 by end of 2022.

Liquidity and Capital Resources

Targeted sources of capital total up to $250,000 and are estimated (subject to change) to come from this Reg CF offering. Issuer is prepared to proceed with expansion plans, though to a lesser degree, as long as at least the target $75,000 is raised. No additional sources of capital other than this Reg CF raise are being pursued at this time.

The Company's target is to be profitable prior to requiring more capital beyond this raise and plans to utilize the profits of the company to spur continued progress and growth.

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through vicinitycapital.com.

Annual Report

The Issuer plans to provide its annual report on a separate tab on its website within 120 days after the end of the fiscal year.

RISKS

COVID-19. The impacts of COVID-19 on our communities and our economy has been significant. At this time, the overall impact and potential recovery from the effects of COVID-19 on the economy is unknown.

Key Personnel. The Project is highly dependent on Zebulon Parsons to oversee ongoing operations. His loss would adversely affect the company and the company might have to obtain other personnel to perform his duties. There can be no guarantee such replacement personnel will be available or that the company will proceed as planned in the event of the loss.

Owner Control. Zebulon Parsons owns 88.1% of the issued securities and will be able to control the company, Bricolage Dynamics, Inc. without the input from investors in this offering.

Competition. Provision of glass recycling services may differ in various geographic areas. Some areas may have public recycling options, public/private partnerships, or private companies providing recycling services. Though there are no known direct competitors for glass recycling in Greenville, SC, new competitors may arise or may be present in other markets Bricolage chooses to enter.

Need for Additional Funding/Dilution. The project may need additional capital in excess of the $ 75,000 minimum target being raised through this Regulation Crowdfunding offering. If the needed amount of capital is not achieved through this Regulation Crowdfunding offering, it may be pursued through other raises/sources, such as a separate exempt offering. Additionally, the issuer has contingency plans to proceed with expansion efforts to a lesser degree as long as the minimum target is achieved.

Beyond the funding stated herein, the company does not currently anticipate any need for future equity financing. If however, the company is in need of additional funding, future investors may elect to provide equity capital to the company, and the company cannot guarantee that its investors will not be diluted by the future investment of such capital or the extent of the dilution. Nor can the company guarantee that securities issued in exchange for such capital will not be sold on terms more favorable than those offered to its initial investors. The availability of such funding is subject to credit, economic, market and legal constraints. There is no guarantee that any additional debt or equity financing, if needed, can be obtained by the company.

No Distributions/No Provision for Return of Capital. It is anticipated that the Company's investors will not receive a substantial return on their invested capital until several or more years after closing of the Offering. Although the company anticipates that it may have sufficient cash flow to pay a return on invested capital within the first few years, the company cannot provide any assurances as to when, if ever, cash distributions will be made by the company.

Economic Conditions. Changes in economic conditions including, for example, competition, public health epidemics/pandemics, tax laws and regulations, and innumerable other factors can affect substantially and adversely the business and prospects of the company. None of these conditions are within the control of the company.

Limitation of Liability. The Investor represents that he or she has read and understands the risk factors contained in the Company Information. The Investor understands and agrees that the Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in securities issued by that Company (including through a SPV), and that the Vicinity Capital Parties have no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all.

Possible Loss of Entire Investment. An investment in the company involves a high degree of risk. The securities should not be purchased by anyone who cannot afford to lose all of their investment. A prospective investor should be aware that, if the company is unsuccessful, the investor's entire investment in the company may be lost and the company may be faced with liquidation.

Early Business Venture. The company is subject to all the risks inherent in the establishment of an early-stage business. The company has incurred and will continue to incur material expenses prior to sustainable profitability. There can be no guarantee of the success of the company, and the likelihood of success must be considered in light of the problems, competition, expenses, difficulties, and complications frequently encountered in connection with the ownership and operation of an early-stage business. There is no guarantee that the company will ever be sustainably profitable.

Licenses and Permits. The company may need additional state and local permits and/or licenses to operate.

Investment in the LLC Special Purpose Vehicle (SPV). The Investor understands that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV. It is possible that the investors in a SPV will have "phantom income," which could require them to pay taxes on their investment in a SPV even though the SPV does not distribute any income (or does not distribute sufficient income to pay the taxes).

Management of the LLC SPV. The Investor understands and agrees that the SPV was formed by and is operated by Zebulon Parsons on behalf of the Company. Investors will have no right to manage or influence the management of any SPV.

Relationship between issuer and co-issuer. Co-issuer is being used as an investment vehicle for acquiring, holding, and disposing of securities issued by Issuer. While Regulation Crowdfunding does not allow these investment vehicles to be used to change the economic exposure or rights of the investor in any way, any improper use could violate securities law and impair the investment of the investors.